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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lincoln Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Two Commerce Square, 2001 Market Street
(No. and Street)
Philadelphia, PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane McCarthy **(267) 234-6320**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

2001 Market Street, Suite 4000	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Diane McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Financial Distributors, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathleen V. Davocato

NOTARIAL SEAL
KATHLEEN V. DAVOCATO, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 17, 2006

Notary Public

Diane McCarthy
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statements of Financial Condition.
- X (c) Statements of Income.
- X (d) Statements of Cash Flows.
- X (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Distributors, Inc.

Financial Statements and Supplemental Information

Years ended December 31, 2005 and 2004

Contents

Ernst & Young

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Lincoln Financial Distributors, Inc.

We have audited the accompanying statements of financial condition of Lincoln Financial Distributors, Inc. (an indirect, wholly owned subsidiary of Lincoln National Corporation), as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Lincoln Financial Distributors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Lincoln Financial Distributors, Inc.'s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lincoln Financial Distributors, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Distributors, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 7, 2006

Lincoln Financial Distributors, Inc.

Statements of Financial Condition

	December 31 2005	December 31 2004
Assets		
Cash and cash equivalents	**$ 8,241,254**	$ 7,488,275
Accounts receivable from affiliated company	**3,467,215**	3,578,697
State income taxes recoverable	**9,932**	8,586
Other assets	**–**	500
Total assets	**$ 11,718,401**	$ 11,076,058
Liabilities and stockholder's equity		
Amounts due to affiliated company	**$ 3,754,593**	$ 3,530,141
Stockholder's equity:		
Common stock, $25 par value 10,000 shares authorized; 8,000 shares issued and outstanding	**200,000**	200,000
Additional paid-in capital	**12,632,000**	12,632,000
Accumulated deficit	**(4,868,192)**	(5,286,083)
Total stockholder's equity	**7,963,808**	7,545,917
Total liabilities and stockholder's equity	**$ 11,718,401**	$ 11,076,058

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Income

	Year ended December 31	
	2005	**2004**
Revenues		
Commission revenue	**$ 40,814,493**	$ 32,520,863
Dividend and interest income	**223,812**	61,340
	41,038,305	32,582,203
Selling and operating expenses		
Selling expenses	**40,406,348**	32,195,654
Operating expenses	**21,164**	25,471
	40,427,512	32,221,125
Income before taxes	**610,793**	361,078
Income tax expense (benefit):		
Federal	**211,143**	105,308
State	**(18,241)**	34,302
	192,902	139,610
Net income	**$ 417,891**	$ 221,468

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Changes in Stockholder's Equity

	Year ended December 31	
	2005	**2004**
Common stock—balance at beginning and end of year	**$ 200,000**	$ 200,000
Additional paid-in capital—balance at beginning and end of year	**$ 12,632,000**	$ 12,632,000
Accumulated deficit:		
Balance at beginning of year	**$ (5,286,083)**	$ (5,507,551)
Net income	**417,891**	221,468
Balance at end of year	**(4,868,192)**	(5,286,083)
Stockholder's equity at end of year	**$ 7,963,808**	$ 7,545,917

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Cash Flows

	Year ended December 31	
	2005	**2004**
Operating activities		
Net income	$ **417,891**	$ 221,468
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities that provided (used) cash:		
Accounts receivable from affiliated company	**111,482**	(1,602,395)
State income taxes recoverable	**(1,346)**	(4,429)
Other assets	**500**	(500)
Amounts due to affiliated company	**224,452**	1,562,364
Net cash provided by operating activities	**752,979**	176,508
Cash and cash equivalents at beginning of year	**7,488,275**	7,311,767
Cash and cash equivalents at end of year	**$ 8,241,254**	$ 7,488,275
Supplemental disclosure of cash information:		
Income taxes paid, net of refunds	$ **201,949**	$ 138,263

See accompanying notes.

1. Organization and Operation

Lincoln Financial Distributors, Inc. ("LFD") is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

LFD is engaged in the business of wholesaling and marketing financial service products, such as mutual funds, life insurance and annuities, through financial intermediaries, such as stock brokerage firms, banks and independent insurance agencies, as a limited broker-dealer. LFD does not solicit or sell products directly to the general public, and therefore, all of LFD's revenue is derived from related party transactions.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Securities and Exchange Commission ("SEC") pertaining to the Financial and Operational Combined Uniform Single Report ("FOCUS").

The preparation of LFD's financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

Cash and cash equivalents purchased with a maturity of three months or less, are carried at cost, which approximates fair value. Interest income on money market funds is accrued as earned.

At December 31, 2005 and 2004, cash and cash equivalents includes short-term investments of $8,233,307 and $4,438,064, respectively, in The Federated Prime Obligations Investment Fund. The Federated Prime Obligations Investment Fund invests primarily in fixed income securities, including corporate debt securities, commercial paper, demand instruments, bank instruments, asset backed securities and repurchase agreements. All securities are domestic income sourced only.

2. Significant Accounting Policies (continued)

Investment Product Revenues and Expenses

Commission revenues are asset-based commissions and result from sales of mutual fund and wrap products of affiliated companies. The related commission expenses are recorded as earned based on a contractual percentage of commission earned. Security transactions for customers and the related commissions, fees, and direct expenses, such as commissions and other selling expenses, are recorded on the date that orders for the purchase of fund shares are executed (trade-date basis).

Income Taxes

LFD files consolidated federal income tax returns with LNL and LNC. Pursuant to an intercompany tax sharing agreement with LNL, LFD provides for income taxes on a separate return basis. The tax sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Dividends to Parent

LFD, in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 ("34 Act"), is required to maintain certain net capital requirements. The impact on any future dividends, when and if declared, would have to be measured against excess net capital as calculated on Schedule I in order to ascertain any restrictions regarding the amount of dividends that could be paid. No dividends were declared for 2005 and 2004.

3. Agreements and Transactions with Affiliates

Accounts receivable from affiliated companies as of December 31, 2005 and 2004 includes $3,467,215 and $3,578,697, respectively, representing amounts due from Delaware Distributors L.P. ("DDLP") as compensation for the promotion of DDLP's Fund's shares through intermediaries. Accounts receivable from affiliated companies as of December 31, 2004 also includes $5,139, representing amounts recoverable from LNL for federal income taxes.

Amounts due to affiliated company as of December 31, 2005 and 2004 represents amounts due to LNL related to the inter-company cost sharing agreement. Amounts due to affiliated company as of December 31, 2005 also includes $2,624, representing amounts payable to LNL for federal income taxes.

4. Income Taxes

Income tax expense differs from the Federal tax rate of 35% as a result of a permanent difference relating to goodwill from a previous acquisition. Current federal income tax expense was $(108,284) and deferred federal income tax expense was $319,428 for year ended December 31, 2005. All federal income tax expense was current for the year ended December 31, 2004. Current federal tax liability was $2,624 and deferred federal tax liability is $319,428 as of December 31, 2005. There was no deferred tax liability as of December 31, 2004. All tax liability amounts are included in the due to affiliated company balance on the balance sheet.

5. Contingencies

LFD (formerly Sagemark) is licensed to engage in broker-dealer and investment advisor activity and is currently a defendant in various cases relating to that activity. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. The cases allege a number of causes of action, including (1) allegations by plaintiffs of misrepresentation by agents regarding the sale of insurance policies, (2) allegations by plaintiffs that they purchased insurance policies that were unsuitable for their needs, (3) allegations by plaintiffs of fraudulent misrepresentations associated with estate planning services, (4) allegations that a broker affiliated with LFD provided inappropriate investment advice and (5) allegations of gender discrimination and retaliation in a sales office.

The ultimate outcome of these matters cannot presently be determined and the amount of any liability cannot be reasonably estimated. Accordingly, no provision for any liability has been included in the financial statements. LFD intends to vigorously defend itself against these lawsuits.

6. Net Capital Requirements and Reserve Information

LFD, as a registered broker-dealer, has elected to operate under the alternative standard provisions of the SEC Uniform Net Capital Rule that requires minimum net capital of $250,000. At December 31, 2005, LFD had net capital of $3,861,927, which was $3,611,927 in excess of its required net capital of $250,000.

6. Net Capital Requirements and Reserve Information (continued)

The operations of LFD do not normally include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the reserve provisions of Rule 15c3-3 of the 34 Act are $0 at December 31, 2005 and 2004.

Supplemental Information

Lincoln Financial Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net capital	
Total stockholder's equity	$ 7,963,808
Deduct total nonallowable assets and other deductions	3,467,215
Tentative net capital	4,496,593
Haircuts on securities	164,666
Net capital adjustment	470,000
Net capital	$ 3,861,927
Minimum net capital requirement	$ 250,000
Excess net capital	$ 3,611,927
Excess net capital at 120% of minimum net capital	$ 3,561,927

Lincoln Financial Distributors, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005

Credit balances	
Free credit and other credit balances	$ –
Total credit items	$ –
Debit balances	
Secured customer debit balances	$ –
Less 1%	–
Total debit items	$ –
Excess of total credits over total debits	$ –
Required deposit	$ –

Lincoln Financial Distributors, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFD's possession or control as of December 31, 2005 (for which instructions to reduce to possession or control has been issued) but for which the required action was not taken by LFD within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2005, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

Lincoln Financial Distributors, Inc.

Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2005

There were no material differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 included in the accompanying supplementary information and the computation included in the LFD's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2005.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

Board of Directors and Stockholder
Lincoln Financial Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lincoln Financial Distributors, Inc. ("LFD"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by LFD, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because LFD does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by LFD in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of LFD is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that LFD's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 7, 2006